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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    General Motors Investment Management Corporation
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    767 Fifth Avenue
--------------------------------------------------------------------------------
                                   (Street)

    New York                          NY                              10153
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  Lend Lease Hyperion High-Yield
                                             -----------------------------------
    CMBS Fund, Inc. (no Ticker or Trading Symbol)
    ----------------------------------------------------------------------------

3.  I.R.S. or Social Security Number of Reporting Person, if an entity
    (voluntary)   382903925
                ----------------------------------------------------------------

4.  Statement for Month/Year   December/2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


    ___ Director    ___ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    _X__ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        N/A
                                                                                                                        (See
                                                                                                                        explanation
   Common Stock        12/29/2000  J               0             N/A       N/A               0                N/A       below with
                                                                                                                        respect to
                                                                                                                        to this line
                                                                                                                        1.)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        (See
                                                                                                                        explanation
   Common Stock        12/29/2000  J             105,275          A     $10.54/share     5,114,757             I        below with
                                                                                                                        respect to
                                                                                                                        to this line
                                                                                                                        2.)
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If this form is filed by more than one reporting person, See
  Instruction 4(b)(v).

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security      ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indirect      (Instr.
                               Exer-    tion         Title   Number of                      of               (I)           4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

The Promark Defined Benefit High Yield Bond Fund Portfolio of the General Motors Employes Global Group Pension Trust (the "Holding Trust"), a trust under and for the benefit of certain employee benefit plans (the "Plans") of General Motors Corporation, Delphi Automotive Systems Corporation and their respective affiliates, holds the securities (the "Securities") referred to in line 2 of Table I. The reporting person ("GMIMCo") has retained under the Employee Retirement Income Security Act of 1974, as amended, the power to direct the voting and disposition of the Securities although it has no pecuniary interest therein. General Motors Trust Company ("GMTC") is the trustee with respect to the Holding Trust. Line 1 of Table I relates to GMIMCo's and GMTC's status as a 10% beneficial owner without pecuniary interest with respect to the Securities. Line 2 of Table I relates to the status of the Holding Trust, on behalf of which GMIMCo is making the report reflected on such line, as a 10% beneficial owner that may have a pecuniary interest in the Securities. This filing should not be deemed an admission that any of GMIMCo, GMTC or the Holding Trust is the beneficial owner of the Securities.

Pursuant to a subscription agreement dated March 15, 2000, Holding Trust committed to pay $39 million in exchange for shares of common stock in one or more payments, as required by the Issuer. Pursuant to the subscription agreement, the Issuer may require full or partial payment of the commitment amount at any time until the termination date of the Issuer. The termination date of the Issuer is expected to be December 31, 2001, unless more than 75% of the Issuer's shareholders agree to extend its duration. Holding Trust paid $14.5 million to the Issuer on April 27, 2000 in exchange for 1,432,806 shares of common stock, $6 million on June 28, 2000 in exchange for 587,084 shares of common stock and $17.5 million on July 31, 2000 in exchange for 1,715,686 shares of common stock, in partial satisfaction of the commitment amount. The number of shares of common stock Holding Trust will receive in exchange for each subsequent payment pursuant to the subscription agreement will be determined by the then current net asset value of the shares. Based on the net asset value of the shares as of December 29, 2000, payment of the remaining $1 million commitment of Holding Trust would result in the acquisition of 94,877 more shares.

On May 15, 2000 the Holding Trust reinvested a cash dividend of $111,739.84 earned on shares of the Issuer's common stock then held by the Holding Trust in exchange for 11,196 additional shares of the Issuer's common stock.

On August 15, 2000 the Holding Trust reinvested a cash dividend of $529,219 earned on shares of the Issuer's common stock then held by Holding Trust in exchange for 51,884 additional shares of the Issuer's common stock.

On October 16, 2000 the Holding Trust reinvested a cash dividend of $96,977 earned on shares of the Issuer's common stock then held by Holding Trust in exchange for 9,298 additional shares of the Issuer's common stock.

On November 16, 2000 the Holding Trust reinvested a cash dividend of $1,069,356 earned on shares of the Issuer's common stock then held by Holding Trust in exchange for 103,821 additional shares of the Issuer's common stock.

On December 29, 2000 the Holding Trust reinvested a cash dividend of $1,109,600 earned on shares of the Issuer's common stock then held by Holding Trust in exchange for 105, 275 additional shares of the Issuer's common stock.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

             /s/ Tony Kao                                       January 24, 2001
             ----------------------------------------------     ----------------
             Tony Kao                                           Date
             Managing Director, North American Fixed Income
             General Motors Investment Management Corporation

Note: File three copies of this Form, one of which must be manually signed.

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